

News Release

May 25, 2017

FOR IMMEDIATE RELEASE

CONTACT: Peter E. Garuccio
Federal Home Loan Bank of Atlanta
pgaruccio@fhlbatl.com
404.888.8143

Federal Home Loan Bank of Atlanta Declares a 4.77% Dividend for First Quarter 2017

ATLANTA, May 25, 2017 – The Board of Directors of the Federal Home Loan Bank of Atlanta (FHLBank Atlanta) today approved a first quarter 2017 cash dividend at an annualized rate of 4.77 percent.

"The first quarter dividend reflects solid financial performance by the Bank," said FHLBank Atlanta Chair of the Board of Directors, Gary Garczynski. "We are committed to continually enhancing the value of our cooperative on behalf of our shareholders, and are pleased to return this first quarter dividend to them."

The dividend rate is 3.70 percentage points over the daily average three-month LIBOR yield for the first quarter of 2017. The dividend will be calculated on shareholders' capital stock held during that period. The dividend will be credited to shareholders' daily investment accounts at the close of business on June 6, 2017.

If you have questions, please contact FHLBank Atlanta's Funding Desk at 1.800.536.9650, ext. 8011.

About FHLBank Atlanta
FHLBank Atlanta offers competitively-priced financing, community development grants, and other banking services to help member financial institutions make affordable home mortgages and provide economic development credit to neighborhoods and communities. The Bank's members—its shareholders and customers—are commercial banks, credit unions, savings institutions, community development financial institutions, and insurance companies located in Alabama, Florida, Georgia, Maryland, North Carolina, South Carolina, Virginia, and the District of Columbia. FHLBank Atlanta is one of 11 district banks in the Federal Home Loan Bank System. Since 1990, the FHLBanks have awarded approximately $5.0 billion in Affordable Housing Program funds, assisting more than 791,000 households.

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